

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Michael Otworth
Chief Executive Officer
PureCycle Technologies, Inc.
5950 Hazeltine National Drive, Suite 650
Orlando, Florida 32822

       Re: PureCycle Technologies, Inc.
           Registration Statement on Form S-3
           Filed April 29, 2022
           File No. 333-264581

Dear Mr. Otworth:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Joel May